AP Gaming Holdco, Inc.

6680 Amelia Earhart Court

Las Vegas, NV 89119

August 21, 2014

VIA EDGAR

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

AP Gaming Holdco, Inc.

Amendment No. 2 to Registration Statement on Form 10-12G

Filed April 17, 2014

File No. 000-55119

Dear Mr. Ingram:

AP Gaming Holdco, Inc. (“AP Gaming” or “the Company”) is submitting this letter in response to your letter, dated July 18, 2014 (“Comment Letter”).

Set forth below are the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) together with the responses of the Company to the comments. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.

Form 10-K for the Year Ended December 31, 2013

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

General

1.	We note your response to comment 9 of our letter dated April 30, 2014. Please provide us with a summary of the analysis you performed in determining the impact of not accounting for installation costs related to leased gaming machines pursuant to ASC 840-20-35-2. Please provide us with your analysis of the impact to your statements of operations for each of the three years ended December 31, 2013 as well as the three months ended March 31, 2014. Please also show us the impact on your balance sheet as of December 31, 2012, December 31, 2013, and March 31, 2014. Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N.

Securities and Exchange Commission

August 21, 2014

Response to Comment 1

See our response in Comment 2 for our considerations of Comment 1.

2.	We note your response to comment 10 of our letter dated April 30, 2014. You are currently evaluating whether the gaming machines in Illinois should have been depreciated over 6 years. Please provide us with a summary of your analysis pursuant to ASC 360-10-35-3. If you determine that the machines should have been amortized over a different period, please provide us with your analysis of the impact to your statements of operations for each of the three years ended December 31, 2013 as well as the three months ended March 31, 2014. Please also show us the impact on your balance sheet as of December 31, 2012, December 31, 2013, and March 31, 2014. Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N.

Response to Comment 2

We have evaluated the materiality of having not accounted for installation and delivery costs related to leased gaming machines pursuant to ASC 840-20-35-2 and depreciating gaming machines in Illinois over 6 years, both individually and in the aggregate, as further discussed below. We also have separated the impact between the predecessor and successor periods.

Summary of Conclusions

The Company has assessed the quantitative and qualitative considerations related to the aforementioned errors and, based on the total mix of information, has determined that such errors are not material to the historical consolidated financial statements for December 31, 2011 and 2012, the Predecessor and Successor periods ended December 31, 2013, and the first quarter ended March 31, 2014.

For errors related to the Successor periods, as disclosed in Footnote 6 to our second quarter Form 10-Q filed on August 19, 2014, we have corrected the cumulative impact of these errors arising after the acquisition as an immaterial error correction in the three and six month periods ended June 30, 2014. Our second quarter Form 10-Q included the following disclosure:

Immaterial Error Correction

The Company determined that costs to install and deliver leased gaming machines were being capitalized and incorrectly depreciated over the useful life of the machine rather than capitalized as initial direct costs and amortized over the term of the lease in accordance with ASC 840-20-35-2. Additionally, the Company determined the gaming machines associated with our gaming

Securities and Exchange Commission

August 21, 2014

equipment leases in Illinois should have been depreciated over 6 years as compared to 5 years given this period represents the estimated term of leases in Illinois and the fact that this represents the useful life in this jurisdiction. Based on the analysis performed, the estimated fair value of gaming equipment, vehicles and other equipment acquired in the Acquisition was overstated by $2.0 million. The Company reduced gaming equipment, vehicles and other equipment by $2.0 million with a corresponding increase to goodwill in the second quarter of 2014. Additionally, for activity subsequent to the Acquisition, the cumulative effect of the analysis performed resulted in a decrease of $2.0 million to gaming equipment, an increase of $0.2 million and $0.4 million to deposits and other assets, respectively, and a reduction of $0.3 million in depreciation expense related to period from the Acquisition date to the second quarter of 2014. We have performed an evaluation to determine if the financial statement impact resulting from these errors in accounting were material, considering both quantitative and qualitative factors. Based on this materiality analysis, we concluded that correcting the cumulative error would be immaterial to the current year financial statements and a correction of the errors, individually and in the aggregate, would not have a material impact to any individual prior post acquisition period financial statements. Accordingly, we have recorded the entire cumulative reduction to depreciation expense of $0.3 million ($.03 per share) in the consolidated statements of operations and comprehensive loss for the quarter ended June 30, 2014.

We have also revised our condensed consolidated financial statements for the three and six month comparable interim periods ended June 30, 2013, included in our second quarter Form 10-Q, to reflect an immaterial error correction for errors during those pre-acquisition periods.

In the Form 10-K for the year ended December 31, 2014, we will also revise our consolidated financial statements for the Predecessor period ended December 20, 2013 and the Predecessor year ended December 31, 2012 to properly reflect the adjustments as an immaterial error correction for those periods.

In the Form 10-Q for the second quarter of 2014, we determined and disclosed that we had a material weakness in our internal control over financial reporting because we did not maintain effective controls over the application of lease accounting principles to the initial direct costs incurred related to our operating leases and the useful lives of certain gaming machines deployed under operating lease arrangements.

We believe that correcting the immaterial errors in the manner described above will provide the current users of the Company’s financial statements with comparable financial information for the year ended December 31, 2014 relative to the prior years. We have concluded these errors are immaterial from both a quantitative and qualitative perspective for the periods presented below.

In reaching these conclusions, we considered the fact that the Company is a voluntary filer with the SEC, has no public debt or equity, and has been wholly owned by equity funds affiliated with private equity firms in both the Predecessor and Successor periods.

Securities and Exchange Commission

August 21, 2014

The users of our financial statements in both the pre-acquisition and post-acquisition periods are our owners and debt holders, both of whose main focus is EBITDA as defined in the respective credit agreements, which is the driver of all financial covenants. The corrections described within had no impact on previously reported compliance with our debt agreements. Further, subsequent to the acquisition, the former owners have sold their interest in the Company and the debt holders were repaid

Quantitative Considerations of Individual Difference – Installation and delivery costs

Predecessor periods

	Year Ended December 31, 2011
	As Previously
	Reported	Adjustment	As Adjusted	% change
Loss from operations	(1,998,074)	(184,231)	(2,182,305)	9.2%
Net loss	(7,612,442)	(184,231)	(7,796,673)	2.4%
Total Comprehensive Loss	(7,660,938)	(184,231)	(7,845,169)	2.4%

There were no changes to key subtotals or totals in the statement of cash flows for the year ended December 31, 2011.

	Year Ended December 31, 2012
	As Previously
	Reported	Adjustment	As Adjusted	% change
Total current assets	25,177,311	763,300	25,940,611	3.0%
Total assets	125,566,686	623,467	126,190,153	0.5%
Accumulated deficit	(139,138,386)	623,467	(138,514,919)	-0.4%
Total member’s deficit	(1,940,979)	623,467	(1,317,512)	-32.1%
Loss from operations	(30,446,750)	(737,970)	(31,184,720)	2.4%
Net loss	(40,210,985)	(737,970)	(40,948,955)	1.8%
Total Comprehensive Loss	(40,154,507)	(737,970)	(40,892,477)	1.8%
Net cash provided by operating activities	18,849,508	(908,722)	17,940,786	-4.8%
Net cash used in investing activities	(51,776,140)	908,722	(50,867,418)	-1.8%

	Period Ended December 20, 2013
	As Previously
	Reported	Adjustment	As Adjusted	% change
Loss from operations	(12,176,166)	(520,608)	(12,696,774)	4.3%
Net loss	(42,548,969)	(520,608)	(43,069,577)	1.2%
Total Comprehensive Loss	(42,516,961)	(520,608)	(43,037,569)	1.2%
Net cash provided by operating activities	10,889,878	(1,876,841)	9,013,037	-17.2%
Net cash used in investing activities	(28,894,285)	1,876,841	(27,017,444)	-6.5%

Securities and Exchange Commission

August 21, 2014

Successor periods

	Successor Period Ended December 31, 2013
	As Previously
	Reported	Adjustment	As Adjusted	% change
Total current assets	37,440,181	19,259	37,459,440	0.1%
Total assets	254,795,856	20,222	254,816,078	0.0%
Accumulated deficit	(8,155,697)	20,222	(8,135,475)	-0.2%
Total stockholders’ equity	91,843,033	20,222	91,863,255	0.0%
Loss from operations	(7,622,149)	20,222	(7,601,927)	-0.3%
Net loss	(8,155,697)	20,222	(8,135,475)	-0.2%
Total Comprehensive Loss	(8,156,967)	20,222	(8,136,745)	-0.2%
Net cash used in operating activities	(8,625,741)	(62,365)	(8,688,106)	0.7%
Net cash used in investing activities	(216,301,793)	62,365	(216,239,428)	0.0%

	Successor Quarter Ended March 31, 2014
	As Previously
	Reported	Adjustment	As Adjusted	% change
Total current assets	36,552,517	177,667	36,730,184	0.5%
Total assets	251,222,328	189,320	251,411,648	0.1%
Accumulated deficit	(12,688,022)	189,320	(12,498,702)	-1.5%
Total stockholders’ equity	87,493,913	189,320	87,683,233	0.2%
Income from operations	412,087	169,099	581,186	41.0%
Net loss	(4,532,325)	169,099	(4,363,226)	-3.7%
Total Comprehensive Loss	(4,349,120)	169,099	(4,363,226)	-3.7%
Net cash provided by operating activities	4,582,748	(521,292)	4,061,456	-11.4%
Net cash used in investing activities	(4,455,973)	521,292	(3,934,681)	-11.7%

Quantitative considerations of Individual Difference – Illinois gaming machines

We have evaluated the materiality of depreciating gaming machines in Illinois over 6 years as further discussed below. This difference does not impact the statement of operations for the year ended December 31, 2011, as gaming equipment was not leased to customers in Illinois until 2012, and has no impact on any key subtotals in the statement of cash flows for any of the periods presented.

Predecessor periods

	Year Ended December 31, 2012
	As Previously
	Reported	Adjustment	As Adjusted	% change
Total assets	125,566,686	24,926	125,591,612	0.0%
Accumulated deficit	(139,138,386)	24,926	(139,113,460)	0.0%
Total member’s deficit	(1,940,979)	24,926	(1,916,053)	-1.3%
Loss from operations	(30,446,750)	24,926	(30,421,824)	-0.1%
Net loss	(40,210,985)	24,926	(40,186,059)	-0.1%
Total Comprehensive Loss	(40,154,507)	24,926	(40,129,581)	-0.1%

Securities and Exchange Commission

August 21, 2014

	Period Ended December 20, 2013
	As Previously
	Reported	Adjustment	As Adjusted	% change
Loss from operations	(12,176,166)	211,767	(11,964,399)	-1.7%
Net loss	(42,548,969)	211,767	(42,337,202)	-0.5%
Total Comprehensive Loss	(42,516,961)	211,767	(42,305,194)	-0.5%

Successor periods

	Successor Period Ended December 31, 2013
	As Previously
	Reported	Adjustment	As Adjusted	% change
Total assets	254,795,856	13,155	254,809,011	0.0%
Accumulated deficit	(8,155,697)	13,155	(8,142,542)	-0.2%
Total stockholders’ equity	91,843,033	13,155	91,856,188	0.0%
Loss from operations	(7,622,149)	13,155	(7,608,994)	-0.2%
Net loss	(8,155,697)	13,155	(8,142,542)	-0.2%
Total Comprehensive Loss	(8,156,967)	13,155	(8,143,812)	-0.2%

	Successor Quarter Ended March 31, 2014
	As Previously
	Reported	Adjustment	As Adjusted	% change
Total assets	251,222,328	127,137	251,349,465	0.1%
Accumulated deficit	(12,688,022)	127,137	(12,560,885)	-1.0%
Total stockholders’ equity	87,493,913	127,137	87,621,050	0.1%
Income from operations	412,087	113,982	526,069	27.7%
Net loss	(4,532,325)	113,982	(4,418,343)	-2.5%
Total Comprehensive Loss	(4,349,120)	113,982	(4,235,138)	-2.6%

Total Quantitative Impact of Aggregated Differences

Predecessor periods

The total quantitative impact of both corrections on the Predecessor periods beginning for the year ended December 31, 2011 is as follows. Included in the total quantitative impact of aggregated differences are unadjusted differences not previously recorded by the Company as well as the prior period impact of an immaterial error correction that was recorded by the Company in the statement of operations for the period ended December 20, 2013, as disclosed in footnote 6 of the Company’s 2013 Form 10-K:

		Year Ended December 31, 2011
	As Previously	Aggregate Adjustment of	Unadjusted	Total
	Reported	Comments 1 & 2	Differences	Adjustment	As Adjusted	% change
Loss from operations	(1,998,074)	184,231	(179,395)	4,836	(1,993,238)	-0.2%
Net loss	(7,612,442)	184,231	(179,395)	4,836	(7,607,606)	-0.1%
Total Comprehensive Loss	(7,660,938)	184,231	(179,395)	4,836	(7,656,102)	-0.1%

Securities and Exchange Commission

August 21, 2014

	Year Ended December 31, 2012
	As Previously	Aggregate Adjustment of	Unadjusted	Total
	Reported	Comments 1 & 2	Differences	Adjustment	As Adjusted	% change
Total current assets	25,177,311	763,300	—	763,300	25,940,611	3.0%
Total assets	125,566,686	648,393	(598,797)	49,596	125,616,282	0.0%
Accumulated deficit	(139,138,386)	648,393	(598,797)	49,596	(139,088,790)	0.0%
Total member’s deficit	(1,940,979)	648,393	(598,797)	49,596	(1,891,383)	-2.6%
Loss from operations	(30,446,750)	(713,044)	(273,869)	(986,913)	(31,433,663)	3.2%
Net loss	(40,210,985)	(713,044)	(273,869)	(986,913)	(41,197,898)	2.5%
Total Comprehensive Loss	(40,154,507)	(713,044)	(273,869)	(986,913)	(41,141,420)	2.5%
Net cash provided by operating activities	18,849,508	(908,722)	—	(908,722)	17,940,786	-4.8%
Net cash used in investing activities	(51,776,140)	908,722	—	908,722	(50,867,418)	-1.8%

	Period Ended December 20, 2013
	As Previously	Aggregate Adjustment of	Unadjusted	Total
	Reported	Comments 1 & 2	Differences	Adjustment	As Adjusted	% change
Total revenues	56,429,864	—	31,000	31,000	56,460,864	0.1%
Loss from operations	(12,176,166)	(308,841)	682,267	373,426	(11,802,740)	-3.1%
Net loss	(42,548,969)	(308,841)	682,267	373,426	(42,175,543)	-0.9%
Total Comprehensive Loss	(42,516,961)	(308,841)	682,267	373,426	(42,143,535)	-0.9%

Successor periods

The aggregate impact of both corrections for the Successor periods presented in the Company’s Form 10-K as well as the first quarter of 2014 is as follows:

	Successor Period Ended December 31, 2013
	As Previously	Aggregate Adjustment of	Total
	Reported	Comments 1 & 2	Adjustment	As Adjusted	% change
Total current assets	37,440,181	19,259	19,259	37,459,440	0.1%
Total assets	254,795,856	33,377	33,377	254,829,233	0.0%
Accumulated deficit	(8,155,697)	33,377	33,377	(8,122,320)	-0.4%
Total stockholders’ equity	91,843,033	33,377	33,377	91,876,410	0.0%
Loss from operations	(7,622,149)	33,377	33,377	(7,588,772)	-0.4%
Net loss	(8,155,697)	33,377	33,377	(8,122,320)	-0.4%
Total Comprehensive Loss	(8,156,967)	33,377	33,377	(8,123,590)	-0.4%

	Successor Quarter Ended March 31, 2014
	As Previously	Aggregate Adjustment of	Total
	Reported	Comments 1 & 2	Adjustment	As Adjusted	% change
Total current assets	36,552,517	177,667	177,667	36,730,184	0.5%
Total assets	251,222,328	316,457	316,457	251,538,785	0.1%
Accumulated deficit	(12,688,022)	316,457	316,457	(12,371,565)	-2.5%
Total stockholders’ equity	87,493,913	316,457	316,457	87,810,370	0.4%
Income from operations	412,087	283,081	283,081	695,168	68.7%
Net loss	(4,532,325)	283,081	283,081	(4,249,244)	-6.2%
Total Comprehensive Loss	(4,349,120)	283,081	283,081	(4,066,039)	-6.5%

Securities and Exchange Commission

August 21, 2014

We have also included the out-of-period impact of adjusting the post-acquisition corrections in the second quarter of 2014 for the three and six month periods ended June 30, 2014, as shown below:

	Successor Quarter Ended June 30, 2014
		Aggregate Adjustment of	Total	As reported
	Prior to adjustment ***	Comments 1 & 2 **	Adjustment	in 10Q	% change
Total current assets	36,688,641	223,359	223,359	36,912,000	0.6%
Total assets	270,895,335	624,665	624,665	271,520,000	0.2%
Accumulated deficit	(19,513,665)	624,665	624,665	(18,889,000)	-3.2%
Total stockholders’ equity	80,487,335	624,665	624,665	81,112,000	0.8%
Loss from operations	(1,784,458)	316,458	316,458	(1,468,000)	-17.7%
Net loss	(6,519,458)	316,458	316,458	(6,203,000)	-4.9%
Total comprehensive loss	(6,699,458)	316,458	316,458	(6,383,000)	-4.7%

**	Represents the out-of-period P/L amounts being recorded in Q2 2014 as a cumulative catch-up adjustment (Period ended December 20, 2013 and Q1 2014)
***	Amounts include the Q2 impact of these adjustments as they are in the proper period.

	Successor Six-Months Ended June 30, 2014
		Aggregate Adjustment of	Total	As reported
	Prior to Adjustment	Comments 1 & 2 *	Adjustment	in 10Q	% change
Gaming operating expenses	5,016,000	—	—	5,016,000	0.0%
Depreciation and amortization	16,161,377	(33,377)	(33,377)	16,128,000	-0.2%
Loss from operations	(1,085,377)	33,377	33,377	(1,052,000)	-3.1%
Net loss	(10,766,377)	33,377	33,377	(10,733,000)	-0.3%
Total comprehensive loss	(10,763,377)	33,377	33,377	(10,730,000)	-0.3%

*	Represents the out-of-period P/L amounts being recorded in YTD Q2 2014 as a cumulative catch-up adjustment (P2 2013)

As previously discussed, for the pre-acquisition errors, we have revised the three and six month comparable interim periods ended June 30, 2013 in our second quarter 2014 Form 10-Q. We will also revise the three and nine month comparable interim periods ended September 30, 2013 in connection with our 2014 third quarter Form 10-Q and the year ended December 31, 2012 and the period ended December 20, 2013 in connection with our 2014 Form 10-K. As a result, there will be no out-of-period error correction included in the pre-acquisition periods. Given that the limited audience for these pre-acquisition financial statements focused on specific financial metrics which are not impacted by these corrections, as further discussed below, we believe this to be the most appropriate method to correct the pre-acquisition errors identified. In addition, we believe that correcting the immaterial errors in the manner described above will provide the current users of the Company’s financial statements with comparable financial information for the year ended December 31, 2014 as compared to the prior years.

For the post-acquisition periods, we have considered ASC 270-10-45-16 which states “As indicated in paragraph 250-10-45-27, in determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.”

Securities and Exchange Commission

August 21, 2014

We have corrected the errors arising post-acquisition in the second quarter of 2014 as we do not believe the correction of the out-of-period errors in the three and six-month periods ended June 30, 2014 is material to the anticipated results for the year ended December 31, 2014.

In making our quantitative assessment of the misstatements, we considered the size and nature of the uncorrected misstatements in relation to the individual line items, subtotals, totals and disclosures in the context of the financial statements as a whole for each historical period as well as the effect of the post-acquisition out-of-period adjustment on the financial statements for the year ended December 31, 2014.

We also considered the guidance from ASC 250-10-S99-1, Assessing Materiality from SAB Topic 1.M, which states in part:

1. Assessing materiality

Question: FASB ASC paragraph 105-10-05-6 (Generally Accepted Accounting Principles Topic) states, “The provisions of the Codification need not be applied to immaterial items.” In the staff’s view, may a registrant or the auditor of its financial statements assume the immateriality of items that fall below a percentage threshold set by management or the auditor to determine whether amounts and items are material to the financial statements?

Interpretive Response: No. The staff is aware that certain registrants, over time, have developed quantitative thresholds as “rules of thumb” to assist in the preparation of their financial statements, and that auditors also have used these thresholds in their evaluation of whether items might be considered material to users of a registrant’s financial statements. One rule of thumb in particular suggests that the misstatement or omission of an item that falls under a 5% threshold is not material in the absence of particularly egregious circumstances, such as self-dealing or misappropriation by senior management. The staff reminds registrants and the auditors of their financial statements that exclusive reliance on this or any percentage or numerical threshold has no basis in the accounting literature or the law.

We have considered those quantitative measures that exceed 5% in the quantitative discussion above and have specifically addressed those from a qualitative perspective below:

•	Loss (income) from operations

•

The impact of these errors on loss (income) from operations varies between 0.2% - 68.7%. We noted that in periods where the impact on loss (income) from operations had the most significant impact (Q1 2014 – 68.7% and Q2 2014 – 17.7%), the Company was operating at or near break-even; therefore, this financial statement measure is not the most important measure to evaluate the Company’s results for the period given the Company is highly levered and incurs significant interest expense each period. In those same periods, the

Securities and Exchange Commission

August 21, 2014

impact of these errors on net loss was less significant (Q1 2014 – 6.2% and Q2 2014 – 4.9%) and had no effect on EBITDA, as defined in the Company’s credit agreement.

•	Net loss

•	The impact of these errors on net loss (income) exceeds 5% for Q1 2014 (6.2%). For this same period there is no impact to EBITDA, as defined. Further, for the six-months ended June 30, 2014, the cumulative effect of these out-of-period adjustments is immaterial with respect to net loss (0.3%).

•	Cash used in operating activities

•	The impact of the errors to cash flows from operating activities exceeds 5% for certain periods, specifically the Predecessor period ended December 20, 2013 (17.2%) and the Successor quarter ended March 31, 2014 (11.4%). For the period ended December 20, 2013, cash flow from operations were significantly impacted by a loss on extinguishment of debt of $14.7 million. Absent this charge, cash flow from operations would have been more in line with cash flow from operations in prior years. As a result, the impact of the errors on this period was more significant than it would have been on other periods. Although the difference is above 5% of cash flow from operations for the quarter ended March 31, 2014, the amount would not be greater than 5% on an annualized basis when considering a full year of cash flow from operations. The Predecessor and Successor entities do not have analysts following their results and the Predecessor and Successor entities have not issued any earnings releases; therefore, liquidity measures such as cash flow results were not and continue not to be a primary focus of external users of the financial statements (debt holders and owners). Accordingly, we do not believe the impact of the errors on net cash from operations for one period in the Predecessor period and one quarter of the Successor period would be considered material to the periods presented.

•	Cash used investing activities

•	The impact of the errors to cash flow used in investing activities exceeds 5% for certain periods, specifically the Predecessor period ended December 20, 2013 (6.5%) and the Successor quarter ended March 31, 2014 (11.7%). Although the difference is above 5% for the period ended December 20, 2013, the change does not impact the overall sources and uses of cash for the Company for the period. For the quarter ended March 31, 2014, the amount would not be greater than 5% on an annualized basis when considering a full year of cash flow used in investing activities. Accordingly, we do not believe the impact of the errors on net cash used in investing activities for one period in the Predecessor period and one quarter of the Successor period would be considered material to the periods presented.

Securities and Exchange Commission

August 21, 2014

Given the metrics the users of the financial statements are most concerned with (EBITDA, debt covenants), we concluded these errors do not have a material impact on the December 31, 2011, 2012 or 2013 or the March 31, 2014 financial statements.

Qualitative considerations:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Correction #1 – This misstatement was based on upfront installation costs being depreciated over the estimated life of the gaming equipment rather than the life of the lease. This did not arise from an estimate.

Correction #2 – Is based on depreciating the gaming equipment sold to customers in Illinois over 6 years rather than 5 years. This is based on an estimate of the expected term of the underlying lease portfolio. There is minimal imprecision inherent in the estimate.

•	Affects the economic decisions of the users of the financial statements

No. Although the Company is a voluntary filer with the SEC, the Company has no public debt or equity, is wholly owned by equity funds affiliated with a private equity firm and these consolidated financial statements are prepared for the purpose of complying with our credit agreement and our lenders are the primary users of our financial statements. The corrections are non-cash in nature and excluded from EBITDA, as defined in the Company’s credit agreement. EBITDA is the driver of all necessary financial covenants, and the corrections had no impact on previously reported compliance with such agreements. Further, for the Predecessor periods, the users of these financial statements were the previous owners and debt holders. Subsequent to the acquisition, the former owners have sold their interest in the Company and the debt holders were repaid. The previous owners and debt holders do not have an interest in the Successor.

•	Affects the entity’s compliance with covenants under debt or similar agreements, regulatory requirements or contractual requirements of operating and other agreements

Securities and Exchange Commission

August 21, 2014

No. The corrections are non-cash in nature and excluded from EBITDA, as defined in the Company’s credit agreement. EBITDA is the driver of all necessary financial covenants, and the corrections had no impact on previously reported compliance with such agreements. The corrections had no impact on regulatory requirements or contractual requirements of operating and other agreements.

•	Relates to the incorrect selection or application of an accounting policy that has an immaterial effect on the current period’s financial statements but is likely to have a material effect on future periods’ financial statements

Neither of the corrections will have a material effect on future periods’ financial statements as the Company has changed their accounting for these matters beginning in the second quarter of 2014.

•	Disguises a change in earnings or other trends, especially in the context of general economic and industry conditions

The Company’s economic health is measured through EBITDA, as defined in our credit agreements, and all corrections have no impact on this. Further, these corrections do not disguise a change in earnings or other trends in any of the periods presented.

•	Increases management compensation or creates an award that otherwise would not have been achieved

Management’s compensation is based on EBITDA, as defined by the Company’s credit agreement; therefore, these corrections have no impact on management’s compensation.

•	Is significant with regard to our understanding of known previous communications to users of the financial statements (e.g., in relation to forecast earnings)

No. Although the Company is a voluntary filer with the SEC, the Company has no public debt or equity and these consolidated financial statements are prepared for the purpose of complying with our credit agreement and our lenders are the primary users of our financial statements. The corrections are non-cash in nature and excluded from EBITDA, as defined in the Company’s credit agreement. EBITDA is the driver of all necessary financial covenants, and this correction had no impact on previously reported compliance with such agreements. The Company does not publish forecasted earnings.

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Securities and Exchange Commission

August 21, 2014

No. As the Company is a voluntary filer with the SEC, management does not issue press releases of earnings results. We are not aware of any analysts following the Company’s financial results.

•	Affects key ratios monitored by analysts or other key users of the financial statements

No. Although the Company is a voluntary filer with the SEC, the Company has no public debt or equity and these consolidated financial statements are prepared for the purpose of complying with our credit agreement and our lenders are the primary users of our financial statements. The corrections are non-cash in nature and excluded from EBITDA, as defined in the Company’s credit agreement. EBITDA is the driver of all necessary financial covenants, and the corrections had no impact on previously reported compliance with such agreements. As the Company has no publicly issued debt or equity, we are not aware of any analysts following the Company’s financial performance.

•	Relates to items involving related parties or known users

The corrections do not relate to related parties or known users.

•	Relates to sensitive matters, such as the implications of misstatements involving fraud and suspected non-compliance with laws and regulations, violations of contractual provisions or conflicts of interests.

Neither of the corrections identified above involve fraud, non-compliance with laws and regulations, violations of contractual provisions or conflicts of interests

•	Causes the disclosures to not be adequate or omits information not specifically required by the applicable financial reporting framework but which, in our judgment, is important to the users’ understanding of the financial position, financial performance or cash flows of the entity or conveys something in a false or misleading manner

Predecessor periods - The disclosures impacted by the corrections are the accumulated depreciation and depreciation and amortization expense amounts in the Gaming machines, vehicles and other equipment footnote, the purchase accounting footnote and the (unaudited) quarterly financial results footnote. We believe the correction of these errors has no impact on the users’ understanding of the financial position or financial performance of the Company, nor do we believe that this coveys something in a false or misleading manner.

Securities and Exchange Commission

August 21, 2014

Successor periods - The disclosures impacted by the corrections relate to other assets and gaming equipment, vehicles and other equipment as of December 31, 2013 and March 31, 2014. We believe that the corrections have no impact on users’ understanding of the financial position or financial performance of the Company, nor do we believe that this coveys something in a false or misleading manner.

•	Affects other information that will be communicated in documents containing the audited financial statements that may reasonably be expected to influence the economic decisions of the users of the financial statements (MD&A)

As documented in the quantitative considerations table above, the corrections do impact other information included in the Company’s public filings; however, we do not believe the errors will materially influence the economic decisions of the users of the financial statements.

•	Whether the misstatement(s) changes a loss into income or vice versa

These corrections do not change a loss to income or vice versa for any of the Predecessor or Successor periods presented.

•	Affects segment information presented in the financial statements

The Company operates in one segment; therefore, there is no impact to segment information.

•	May have a material effect on the next interim financial statements that are publicly issued (even though the misstatement is immaterial to the current period financial statements)

The corrections identified are also present in the Successor’s financial statements; however, the impact on the Successor periods is not material. As noted above, the Predecessor has been sold and the Company’s assets and liabilities were revalued in purchase accounting. The Company will also record a cumulative catch-up adjustment in the second quarter Form 10-Q to reverse the depreciation expense recorded on the installation and delivery costs included as part of gaming machines at the date of the Acquisition, to record the amortization expense on the delivery and installation costs included within other assets within Gaming operating expenses, and to adjust depreciation expense on Illinois gaming machines to reflect a longer useful life. As the differences will be corrected, the errors will not have a material effect on the next interim financial statements that are publicly issued.

Securities and Exchange Commission

August 21, 2014

Additional Qualitative Considerations:

We also considered the SEC staff speech by Todd E. Hardiman, Associate Chief Accountant, Division of Corporation of Finance U.S. Securities and Exchange Commission, who discussed in his 2006 and 2007 speeches whether a large quantitative error can be immaterial to reasonable investors. His conclusion was that large errors can be immaterial if the financial statements could still be considered reliable and not misleading to a reasonable investor. In his 2007 speech, he reiterated his initial position from his 2006 speech that large errors can be immaterial. He also raised two questions that based on the information above we have answered when evaluating the effect of the prior period financial statements.

First, he posed the question of “is there a substantial likelihood that the size of the error would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available?”

As described above the primary users of the financial statements are the Company’s debt holders and owners. Both of these users consider EBITDA, as defined in the Company’s credit agreement, as the primary measure for financial performance. Since the amounts in question would not significantly impact EBITDA and do not materially impact any of the qualitative measures considered above, in the Company’s judgment, a reasonable investor would not view this as having significantly altered the “total mix” of information made available.

His second line of questions included the following: “Why doesn’t the size of the error matter to the reasonable investor? What is it about your individual facts and circumstances that supports your conclusion? Or in accounting parlance, what qualitative factors exist that make the size of the error unimportant to the reasonable investor?”

We have discussed the qualitative factors that are relevant to this situation above. The users of the financial statements are the stakeholders that determine what the meaningful measures are when evaluating the financial statements. Those users were determined to be the owners and the Company’s debt holders. As noted, the errors noted do not significantly impact measures those users find meaningful (EBITDA, as defined, or debt covenants) and do not significantly impact any financial statement line items (either through trends in earnings, changing positive amounts to negative, etc.) that are considered meaningful to the users of the financial statements.

Securities and Exchange Commission

August 21, 2014

Revenue Recognition, page F-8

3.	Equipment sales are generated from the sale of gaming machines and licensing rights to game content software that is installed in the gaming machine. Please further clarify whether the licensing rights are for a specified period of time and whether you have any further continuing obligation related to the software component subsequent to the sale.

Response to Comment 3

The Company owns or has license to the software associated with the gaming equipment. Upon sale, the customer is granted a site specific and non-exclusive, royalty-free, non-transferable license to use the software. The Company has no continuing obligation related to the software component subsequent to the sale other than generally a 90 day warranty period for new machines and equipment installed to be free from defects and in good working condition.

4.	Your proposed disclosures state that you develop and provide new gaming titles throughout the life of the lease whether contractually required or not. Please clarify if this is what you refer to as gaming conversions in your response to comment 10 of our letter dated April 30, 2014. Your disclosures indicate that this right is automatically provided to all lessees. Please help us better understand how this represents a commitment to guarantee performance of the leased property as it appears to not specifically be linked to performance. Refer to ASC 840-10-25-42(b). Please also help us understand whether your lease arrangements are for a specific game and whether your gaming machines are specific to a particular game. Please help us better understand the nature and amount of costs you incur related to gaming conversions.

Response to Comment 4

As discussed in our response to comment 10 in our letter dated July 9, 2014, we account for our participation arrangements and daily fixed-fee arrangements as operating leases in accordance with ASC 840. We continually develop new titles as we look to expand our game portfolio to better meet the needs of our customers. The game conversions that were included in our proposed disclosures refer to the conversions which occur during a lease term in circumstances where the game we have deployed to a casino is not performing up to the expectations of our customers. These conversions are explicitly provided for in certain of our contracts and not in others; however, in those contracts where they are not explicitly provided for, we have provided game conversions to customers as a matter of course. The guarantee of performance that is included in our

Securities and Exchange Commission

August 21, 2014

contracts is a guarantee of the performance (i.e. the amount of win-per-day) generated by our gaming machines relative to other machines at our casino customers as further discussed below. In addition, the guarantee that the gaming machine will perform commensurate with other gaming machines on the casino floor is effectively protecting the lessee from obsolescence of the leased property (i.e. obsolescence of the gaming title). This is a guarantee beyond, for example, a typical warranty, as discussed in ASC 840-10-25-42(b). In no circumstances do we remit cash to the customers to cover any shortfall between the win-per-day of the machine and a specific dollar metric.

A game conversion is the same as providing a new game title to the customer which was referred to in our response to comment 10 in your letter dated April 30, 2014. When we lease a game, it is generally for a specific game title and a specific game title is associated with a particular gaming machine. We have existing game titles associated with each gaming machine whether specifically addressed in a lease agreement or not. The game title that is leased with the gaming machine is expected to perform from a win-per-day basis relative to the other gaming machines on the floor or the casino will want it replaced. For example, certain lease agreements require that our gaming machines achieve a win-per-day of at least 80% of the average win-per-day of all other gaming machines on the casino floor.

The game title’s ability to perform on a win-per-day basis is based on the popularity of the game with the underlying casino’s gaming customers. The more popular the game, the more it is played and the higher the win-per-day the game ultimately earns. A game title will have a certain level of popularity and that popularity will be market dependent. If a game title is not performing from a win-per-day basis consistent with the rest of the gaming machines on a casino’s floor, a casino will expect the game title to be replaced with one that performs on a win-per-day basis consistent with the other gaming machines or will ask for the entire gaming machine to be removed. If a game title requires conversion, we will look into our existing library of game titles for that gaming machine to find a suitable replacement. If such a replacement is found, the conversion cost consists of the payroll and travel costs to send a technician to the casino to replace the game title. These costs would generally be under $200 per conversion. This is the most likely scenario and always the first path the Company chooses in correcting a performance issue with their gaming machines.

If we don’t believe an existing title will work, a gaming title will have to be developed for the particular machine, which is either done internally or by a third party game studio that will be hired to develop the title. Once a new game title is developed, this game title will generally be available for this particular gaming machine in all markets. Costs can vary significantly depending on the internal time incurred to develop the game, the cost incurred by the third party game studio, and the amount of time that the title takes to be tested in the independent testing lab before it meets regulatory approval for a given market. Costs can vary greatly based on the internal or external costs to develop and how long the titles take to get regulatory approval in the independent testing labs. Costs can range from $75,000 to $200,000 per gaming title.

Securities and Exchange Commission

August 21, 2014

If developing an alternate game title does not work for a particular gaming machine, a last resort would be to replace the particular gaming machine to ensure we keep the floor space at a particular casino. Replacing a single gaming machine costs between $8,000 to $25,000 depending on the type of gaming machine and whether the gaming machine is built by the Company or whether a gaming machine from a third-party is required to be purchased. Our goal as a company is to keep a particular gaming machine with a particular gaming title on a casino’s gaming floor as long as possible and earn as much as possible in our participation or daily fixed fee arrangements.

We have considered whether the guarantee of performance represents a separate element in excess of a warranty provision that should be accounted for in accordance with ASC 840-10-15-17; however, as the amount of the estimated cost is generally not material ($200 per conversion) as compared to the fair value of the gaming machine, this guarantee of performance would not be construed to be a separate element to be accounted for.

Intangible Assets, page F-11

5.	We note your response to comments 11 and 12 of our letter dated April 30, 2014. As of September 30, 2013, which was prior to the acquisition, you had recorded approximately $9.3 million in contract rights under development agreements and customer agreements based on the financial statements provided in your Form 10/A filed on February 10, 2014. Your disclosures on page 44 of this Form 10/A also stated that amortization expense related to these contract rights under development agreements and customer agreements is netted against gaming revenue. Given that the acquisition closed a few months later, please help us understand why there were no contract rights under development agreements and customer agreements recorded as of December 31, 2013 that resulted from cash payments to customers which needed to be amortized as a reduction to revenue.

Securities and Exchange Commission

August 21, 2014

Response to Comment 5

In our consolidated financial statements as of September 30, 2013, included within our Form 10, there were two different intangible assets included within the caption “Contract rights under development agreements, customer relationships and agreements”. These intangible assets included:

(1)	Customer agreements – these intangible assets represent cash payments made by the Company to customers that are not expected to be repaid.

(2)	Contract rights under development agreements – these intangible assets were created when loans were issued to customers at interest rates that were below market.

We accounted for both of these intangible assets as lease incentives pursuant to ASC 840-20-20; accordingly, both intangible assets were amortized over the term of the lease as a reduction in revenue. The “Customer agreements” and “Contract rights under development agreements” intangible assets that existed at December 20, 2013 were ascribed no value by the buyer in purchase accounting as (i) the acquirer had no legal rights to the cash that was paid out by the seller in previous lease agreements and (ii) none of the loans generating the Customer Agreement intangible asset were purchased by the acquirer. For the period from December 21, 2013 through December 31, 2013, the Company did not enter into any agreements with customers that would have generated a “Customer agreements” or “Contract rights under development agreements” intangible asset; therefore, no such intangible assets were recorded in the Company’s financial statements as of December 31, 2013.

In connection with the acquisition, we identified an intangible asset related to customer agreements and relationships pursuant to ASC 805-20-55-23, as the Company establishes customer relationships through contracts and those customer relationships arise from those contractual rights. There are no other relationships that exist with the customers outside of the contract. In footnote 7 in the Company’s Form 10-Q as of March 31, 2014, these assets are referred to as “Customer agreements and relationships as a result of purchase accounting in connection with the Acquisition” in order to differentiate them from the “Customer agreements” and “Contract rights under development agreements” intangible assets that existed at December 20, 2013, described above. The intangible asset recognized as a result of the acquisition is amortized over our estimate of the life of our customer relationship, which we have estimated to be 7 years.

6.

Please tell us how you came up with the expected life of contract rights under development agreements and customer agreements over seven years. Please help us understand how all customer agreements are being amortized over seven years if some are being amortized over the term of the agreement and others are being amortized over the expected life of the agreement. Refer to ASC 350-30-35-1

Securities and Exchange Commission

August 21, 2014

through 35-5. Please tell us what the typical terms of these agreements are and how based on the remaining terms upon acquisition you determined that all of these should be amortized over seven years.

Response to Comment 6

The expected life of seven years relates to one intangible asset, Customer agreements and relationships as a result of purchase accounting in connection with the Acquisition, which was recognized in purchase accounting as discussed in our response to Comment 5. To determine the expected life of the “Customer agreements and relationships as a result of purchase accounting in connection with the Acquisition” intangible asset, the Company considered the guidance of ASC 350-30-35-1 through ASC 350-30-35-5. We utilized the guidance of ASC 350-30-35-3c and ASC 350-30-35-3d since our intangible asset arises from our contracts with our customers. The Company performed an analysis of both the contracts that existed as of the acquisition date as well as the historical relationships with each customer to determine the expected life of this intangible asset. Our consideration of the agreements that existed as of the acquisition date included an evaluation of contract terms by customer to determine a historical contract life by customer, including the likelihood of renewing the contracts. Our historical relationship with each customer was evaluated to determine a projected contract life by customer. The historical contract life and projected contract life was then weighted based on revenues by customer. The weighted average historical contract life resulted in a life of 6.69 years while the projected contract life resulted in a life of 8.42 years. Based on these results the Company determined that a seven year life would be the appropriate period over which to amortize the Customer agreements and relationships as a result of purchase accounting in connection with the Acquisition intangible asset.

Note 5. Contract Rights Under Development Agreements and Customer Agreements, page F-20

7.	We note your response to comments 5 and 14 of our letter dated April 30, 2014. Please help us better understand how you determine whether the amortization of the net fair value of the contract rights under development agreements and customer agreements should be recorded in depreciation and amortization expense or as a reduction in revenue. Please specifically address the following:

•	You recorded fair value adjustments to contract rights under development and customer agreements pursuant to ASC 805. Please tell us how you determined the fair value of these intangible assets, including the methodology used and any significant estimates and assumptions used in coming up with these fair value amounts;

Securities and Exchange Commission

August 21, 2014

•	Your disclosures on page 10 of the Form 10-Q for the period ended March 31, 2014 refer to customer agreements. It appears that these agreements include contract rights under development, customer agreements, and a third intangible asset which is customer relationships. Please tell us the amount attributed to each of these three components. Please address how you determine the amount attributable to customer relationships and how this differs from the other customer relationship intangible assets recorded;

•	Please help us understand why there are no contract rights under development reflected in the table of intangible assets on page 12 of the Form 10-Q for the period ended March 31, 2014; and

•	Please tell us whether you have entered into any new contract rights under development or customer agreements to secure floor space with customers subsequent to the acquisition transaction. Please tell us the amounts attributable to these new contracts and agreements and correspondingly the period over which you will be recording the amortization as a reduction in revenue.

Response to Comment 7

•	You recorded fair value adjustments to contract rights under development and customer agreements pursuant to ASC 805. Please tell us how you determined the fair value of these intangible assets, including the methodology used and any significant estimates and assumptions used in coming up with these fair value amounts;

As noted in our response to comment 5, the “Customer agreements” and “Contract rights under development agreements” intangible assets were ascribed zero value by the acquirer as it was determined that an identifiable asset related to these previously recognized intangible assets did not exist in purchase accounting.

The “Customer agreements and relationships as a result of purchase accounting in connection with the Acquisition” intangible asset referred to in our response to comment 5 was recorded pursuant to ASC 805-20-55-23. In terms of determining the fair value of this intangible asset, the Company engaged a third-party valuation firm to assist them with the valuation. The methodology was as follows:

•	The fair value was determined based on the excess earnings method under the income approach.

•

Appropriate expenses were deducted from the revenue attributable to the Customer agreements and relationships as a result of purchase accounting in connection with the Acquisition intangible asset, and economic rents are charged for the use of other contributory assets. Economic rents are charges in the form of an expense to account for the asset’s reliance on other tangible and intangible assets in order to generate sales. The after-tax cash

Securities and Exchange Commission

August 21, 2014

flows attributable to the asset are discounted back to their net present value at an appropriate intangible asset rate of return and summed to derive a value for the intangible asset.

•	Revenue growth attributable to Customer agreements and relationships as a result of purchase accounting in connection with the Acquisition was assumed to be inflationary.

•	An attrition rate of 1.5% for Customer agreements and relationships as a result of purchase accounting in connection with the Acquisition was selected based on discussions between the valuation firm and the Company and review of historical customer data.

•	Cost of revenue and expense assumptions are applied to revenue estimates to derive net income. EBIT margins have been adjusted to exclude amortization expense and selling and marketing expenses attributable to new customers.

•	The after-tax cash flows are discounted to present value utilizing a 13.5% discount rate, which is based on the Company-wide required return plus a premium of 1.0% to reflect the intangible nature of the asset.

•	Your disclosures on page 10 of the Form 10-Q for the period ended March 31, 2014 refer to customer agreements. It appears that these agreements include contract rights under development, customer agreements, and a third intangible asset which is customer relationships. Please tell us the amount attributed to each of these three components. Please address how you determine the amount attributable to customer relationships and how this differs from the other customer relationship intangible assets recorded;

1)	Subsequent to the acquisition, we have two intangible assets related to customers. One is the Customer agreements and relationships as a result of purchase accounting in connection with the Acquisition intangible asset, whose value was established in purchase accounting, as described above. The other is Customer agreements, which represents cash payments we have made to customers in the first quarter of 2014 to incentivize them into a lease agreement. These intangible assets have been disclosed in footnote 7 of our Form 10-Q as of March 31, 2014.

The intangible asset “Customer agreements and relationships as a result of purchase accounting in connection with the Acquisition” represents one intangible asset, as outlined in our response to Comment 5 above. This intangible asset represents the value of our existing agreements and relationships with customers that arise out of contracts with our customers in accordance with ASC

Securities and Exchange Commission

August 21, 2014

805-20-55-23. We have not bifurcated this intangible asset between the customer agreements and relationships as we believe that these are not distinct assets in accordance with ASC 805-20-55-23.

The Customer agreements and relationships as a result of purchase accounting in connection with the Acquisition intangible asset does not include any value ascribed to “Contract rights under development agreements” or “Customer agreements”, as described in comment 5.

•	Please help us understand why there are no contract rights under development reflected in the table of intangible assets on page 12 of the Form 10-Q for the period ended March 31, 2014; and

From the date of the acquisition through March 31, 2014, we did not enter into any agreements with customers whereby we issued a loan to the customer at an interest rate that is considered below market value. As a result, we have not recognized an intangible asset that would be categorized as “Customer rights under development agreements” as of March 31, 2014.

•	Please tell us whether you have entered into any new contract rights under development or customer agreements to secure floor space with customers subsequent to the acquisition transaction. Please tell us the amounts attributable to these new contracts and agreements and correspondingly the period over which you will be recording the amortization as a reduction in revenue.

Subsequent to the acquisition, we have not entered into any arrangements where we have granted loans to customers at interest rates that were below market; therefore, we have not recognized any related Contract rights under development agreements intangible assets as of June 30, 2014.

Form 10-Q for the Period Ended March 31, 2014

Liquidity and Capital Resources, page 21

8.	We note your disclosures on page 17 regarding the agreement you entered into to acquire C2 Gaming, LLC for approximately $23.0 million in cash. Please disclose how you intend to finance this acquisition including if you intend to use the $25 million credit facility. If you do intend to use this facility, please disclose how you plan to meet your other short-term and long-term liquidity requirements in light of the apparent absence of any further credit availability and your consistent negative cash flows.

Securities and Exchange Commission

August 21, 2014

Response to Comment 8

The Company’s Form 10-Q as of June 30, 2014 has been revised in response to the Staff’s comments. The following disclosures have been included in footnote 3 and the Liquidity section of management’s discussion and analysis (“MD&A”) in the second quarter Form 10-Q:

Note 3

As discussed in Note 1 to the consolidated financial statements, on May 6, 2014, a wholly owned subsidiary of the Company entered into an agreement to purchase 100% of the equity of C2 Gaming, LLC (“C2 Gaming”) for $23.3 million in cash, subject to terms outlined in the C2 Acquisition Agreement. The acquisition was funded by a $10.0 million draw on our Revolving Facility (as defined herein) and available cash on hand.

The acquisition of C2 Gaming was consummated on May 6, 2014. The one-year payment of $9.0 million is due to the sellers on the one-year anniversary of the closing of the acquisition. The contingent consideration of $3.0 million is subject to the satisfaction of certain milestones, including the submittal and approval of video slot platforms to various jurisdictions as outlined in the C2 Acquisition Agreement. As these milestones were considered to be probable of being met within one year, the $3.0 million liability approximates fair value. The remaining purchase price is expected to be funded by existing cash or existing availability on the Revolving Facility.

MD&A

In May 2014, the Company drew $10.0 million on the Revolving Facility, the proceeds of which were used to partially finance the purchase of C2 Gaming. The Company intends to pay the remaining balance owed, equal to approximately $12.0 million, of the purchase price for C2 Gaming either through available cash on hand or the remaining availability on the Revolving Facility. We believe the remaining availability on our Revolving Facility, as well as expected positive future cash flows, will be sufficient to meet our short-term and long-term liquidity requirements.

Securities and Exchange Commission

August 21, 2014

If you have any questions or additional comments concerning the foregoing, please contact either Curt Mayer of AP Gaming Holdco, Inc. at (702) 724-1107 or Monica K. Thurmond or Jill C. Falor of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3055 or (212) 373-3672, respectively.

Very truly yours,

/s/ Curt Mayer
Curt Mayer
AP Gaming Holdco, Inc.

cc:	Monica K. Thurmond, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP